DEREK RESOURCES CORPORATION
Suite 1550, 355 Burrard Street
Vancouver, B.C. V6C 2G8

Telephone: (604) 331-1757
Fax: (604) 669-5193

March 31, 2004

B.C. Securities Commission
Executive Director
P.O. Box 10142, Pacific Centre, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

RE: DEREK RESOURCES CORPORATION
     MAILING ON MARCH 29, 2004
     QUARTERLY FINANCIAL STATEMENTS
     FOR THE PERIOD ENDING JANUARY 31, 2004

We confirm that on the above date, the material issued was forwarded by mail to all the persons on the Supplementary Mailing List obtained by the transfer agent Computershare Trust Company of Canada.

Yours truly,

DEREK RESOURCES CORPORATION.

"Greg Amor. C.A."

Greg Amor, C.A. Controller